[FIRST FINANCIAL HOLDINGS, INC. LETTERHEAD]

June 4, 2010

Via Edgar and Overnight Mail

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	First Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
File No. 000-17122

Dear Mr. Cline:

This letter sets forth the responses of First Financial Holdings, Inc. (the “Company”) to the additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2010 in connection with our letter filed on March 25, 2010 in response to the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009.

The relevant text of the Staff’s comments has been included in this letter.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1.
Please refer to your responses to comments 6, 7, 8, 10, 13, 14, 15, 20 and 21 in our letter dated February 18, 2010 and provide us drafts of your proposed revisions to future filings in response to each of the comments.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

Response:

The following disclosures are proposed for future filings.  Please note that where indicated below, such responses have been incorporated into the Form 10-Q for the Quarterly Period Ended March 31, 2010 that was filed on May 7, 2010 (“the March 31, 2010 10-Q”).

Original Comment Letter Item #6 - Please revise future filings to discuss the significant decline in the allowance for loan losses as a percentage of problem loans. Compare and contrast the decrease in this ratio to the significant increase in the net charge offs to average loans outstanding ratio. Discuss historical trends of problem loans that are ultimately charged-off and how you consider current market conditions in evaluating those trends. Clarify why you believe emphasizing the allowance as a percentage of gross loans is relevant since increased charge-offs typically result from increased problem loans. Update this discussion in quarterly reports filed on Form 10-Q, as applicable.

Response:

The following is from page 45 of the March 31, 2010 10-Q:

The allowance for loan losses totaled $82.7 million, or 3.2%, of gross loan balances outstanding at March 31, 2010, and $68.5 million, or 2.6%, of gross loan balances outstanding at September 30, 2009.  Excluding the effect of the covered assets, the allowance for loan losses would be 3.5% and 2.8% of gross non-covered loans at March 31, 2010 and September 30, 2009, respectively.  During the six months ended March 31, 2010, we increased the allowance by $14.3 million in connection with increases in certain types of classified loans, changes in the growth and composition of the loan portfolio, changes in the risk ratings of loans in the portfolio, and the level of charge-offs.

During recent quarters, our allowance for loan losses as a percent of gross loan balances has trended upward as noted above while the allowance as a percent of problem loans has trended downward.  The ratio of the allowance to nonperforming loans, which is comprised of nonaccrual loans and accruing loans 90 days or more delinquent, was 60.9% at March 31, 2010 compared to 85.0% at September 30, 2009.  Excluding the covered assets on nonaccrual status, the coverage ratio of the allowance to non-covered nonperforming loans would be 64.7% and 85.6% at March 31, 2010 and September 30, 2009, respectively.  While this ratio has declined, management believes that the allowance for loan losses is adequate to provide for estimated probable losses in our loan portfolio at each period end based on the analysis performed and quantification of potential loss in the portfolio relative to factors known.  The primary factor in the decrease in the ratio of allowance to problem loans is that the current market conditions have necessitated placing loans on nonaccrual status which had not yet reached 90 days past due, but are deemed not fully collectible in accordance with contractual terms.  These loans, totaling $47.9 million at March 31,

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

2010 had been previously considered appropriately in the allowance for loan losses, but not designated as problem loans until placed on nonaccrual.

In addition to the above, the following disclosure will be added to future filings:

“Exclusive of covered assets and loans on nonaccrual which are not in excess of 90 days past due, the ratio of the allowance for loan losses to problem loans was 90.1% at March 31, 2010.  The $47.5 million of loans on nonaccrual not past due in excess of 90 days are considered impaired, and have been adjusted to an amount that approximates estimated realizable value through a partial charge-off, a factor in the increases in charge-offs in recent quarters, thus no additional allowance balance allocated to these loans or specific reserves were considered necessary at the balance sheet date.”

Original Comment Letter Item #7 - Please revise future filings to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and how you measure the associated impairment, clarifying for which loan types you consider expected cash flows, market price, if available, or the value of the underlying collateral.

Response:

The following is from page 43 of the March 31, 2010 10-Q:

In assessing the impairment of a loan and the related reserve requirement for that loan various methodologies are employed.  With respect to most real estate loans a fair value of collateral approach is used with the underlying collateral appraised and used to calculate an anticipated realizable value given acquisition and marketing cost along with an assessment of the marketing period.  Our policy is to update collateral appraisals on problem loans at least annually.

The Company’s regular loan review process includes analysis of modifications on commercial loans greater than $500 thousand and on homogenous loans greater than $200 thousand.  A loan is considered to be a troubled debt restructuring (“TDR”) when the debtor was experiencing financial difficulties and the Company provided concessions such that we will not collect all principal and interest in accordance with the original terms of the loan agreement.

In addition to the above, the following disclosure will be added to future filings:

“Commercial loans past due greater than 30 days and in excess of $200 thousand and all criticized or classified commercial loans over $500 thousand are reviewed for potential impairment on a regular basis as a part of our monthly problem loan review process.  Significant commercial loans in excess of $500 thousand and modifications on

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

homogeneous loans over $200 thousand are also reviewed monthly for potential impairment.  Impairment on loans which are not collateral dependent is determined primarily using the present value of expected future cash flows discounted at the loan’s effective interest rate.  If the loan is considered to be a probable foreclosure, the fair market value of collateral is used to determine impairment as the loan has become collateral dependent.”

Original Comment Letter Item #8 - Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:

The following is from page 43 of the March 31, 2010 10-Q:

With respect to most real estate loans a fair value of collateral approach is used with the underlying collateral appraised and used to calculate an anticipated realizable value given acquisition and marketing cost along with an assessment of the marketing period.  Our policy is to update collateral appraisals on problem loans at least annually.

In addition to the above, the following disclosure will be added to future filings:

“Significant downward trends in the real estate market can adversely affect the Company’s collateral position.  For larger credits or loans that are “substandard” or worse that rely primarily on real estate collateral, re-appraisal would occur earlier than the stated policy if management believes the market has declined or could have declined and the current appraisal may no longer reflect the current market value of the property.  At the time a loan with a principal balance of over $500 thousand is downgraded to “substandard” or worse or if the loan is determined to be impaired, the property securing the loan will be re-appraised to update the value.  Further, for both performing and nonperforming loans, our policy is to obtain a current appraisal at the time of an event, such as loan renewal or modification.  In addition to updated appraisals, market bids or current offers may be utilized to indicate current value.”

Original #10 - Please revise future filings to clarify the basis for presenting capitalized mortgage servicing rights as a use of cash in the consolidated statements of cash flows. Mortgage servicing rights typically do not exist until

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

separated from the associated loans at the time the loans are sold at which time they are reclassified out loans and into mortgage servicing rights, which is a non-cash event.

Response:

The Company’s mortgage servicing rights are retained from the mortgage loans held for sale and are related to mortgages originated by the Company and sold, thus all activity is appropriately classified on the Condensed Consolidated Statement of Cash Flows as “operating activities.”  The Company has appropriately segregated components which had been included in the one line item entitled “Capitalized Mortgage Servicing Rights” to provide more detail.  Specifically, a revised Consolidated Statement of Cash Flows for the year ended September 30, 2009 was included as Attachment – Item 10 in our response letter to the Commission dated March 25, 2010.  The revised Statement breaks out the components and appropriately titles the activity for “Gain on sale of loan securitizations, net” and “Proceeds from sales of loans held for sale.”  Please refer to the Condensed Consolidated Statements of Cash Flows in the March 31, 2010 10-Q for the revised presentation for that period.

Original Comment Letter Item #13 - Please revise future filings to disclose the basis you used to allocate the proceeds from the issuance of the Series A preferred stock and warrants to the Treasury.  If you used relative fair value as the basis for the allocation, please revise future filings to disclose the specific methods and significant assumptions (dividend yield, volatility, risk-free interest rate, etc) used to determine the fair value for the preferred stock and the warrants.

Response:

The following is from Note 11 – Stockholders’ Equity on page 23 of the March 31, 2010 10-Q:

Series A Preferred Stock -
On December 5, 2008, pursuant to the Capital Purchase Program (the “CPP”) established by the United States Department of the Treasury (the “Treasury”), First Financial issued and sold to the Treasury for an aggregate purchase price of $65.0 million in cash (i) 65,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $.01 per share, having a liquidation preference of $1,000 per share (the “Series A Preferred Stock”), and (ii) a ten-year warrant to purchase up to 483,391 shares of common stock, par value $.01 per share, of First Financial, at an initial exercise price of $20.17 per share, subject to certain anti-dilution and other adjustments (the “Warrant”).  The Company used relative fair value as the basis for allocating the proceeds from the issuance of the Series A preferred stock and warrants.  The assumptions

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

incorporated into the fair value calculation model include a dividend yield of 4.85%, volatility of 35.4% and a risk free interest rate of 2.5%.

Original Comment Letter Item #14 - Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Response:

The following is from page 43 of the March 31, 2010 10-Q:

Impaired Loans and Changes in the Allowance for Loan Losses

The Company’s impaired loans, and related credit loss allowances, are as follows at March 31, 2010 and September 30, 2009 (in thousands):

	March 31, 2010	September 30, 2009

Impaired loans with related reserves	$ 47,539	$ 43,753
Credit loss allowances on impaired loans	(14,413)	(18,558)
Net impaired loans with related reserves	33,126	25,195
Impaired loans with no related allowances	89,420	57,200
Net impaired loans receivable	$ 122,546	$ 82,395

The impaired loans with no related allowances in the above table have been written down to the net realizable value at March 31, 2010.  Management believes that collateral for net impaired notes receivable is sufficient to cover the balances outstanding at March 31, 2010 and September 30, 2009.

Original Comment Letter Item #15 - Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented. Refer to 820-10-50-5 and 820-10-55-64.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

Response:

The following is the proposed insert for disclosure in future filings with regard to total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis in accordance with ASC 820-10-50-5.

The amounts in the table below and the related paragraphs are examples of proposed disclosures only and are not necessarily related to the Company’s balances or activity for the period indicated.

Assets Recorded at Fair Value on a Nonrecurring Basis

The table below presents the assets measured at fair value on a nonrecurring basis categorized by the level of inputs used in the valuation of each asset and the corresponding realized gain (loss) (in thousands):

		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable	Total
	September 30,	Identical Assets	Inputs	Inputs	Gains
	YYYY	(Level 1)	(Level 2)	(Level 3)	(Losses)
Mortgage loans held for sale	$ 25,603	$ -	$ 25,603	$ -	$ -
Impaired Loans, net of specific allowance	82,395	-	-	82,395	-
Foreclosed real estate and other repossessed assets	22,002	-	-	22,002	-
Total nonrecurring basis measured assets	$ 130,000	$ -	$ 25,603	$ 104,397	$ -

Mortgage Loans Held for Sale
Mortgage loans held for sale are recorded at the lower of aggregate cost or fair value.  Fair value is generally based on quoted market prices of similar loans and is considered to be Level 2 in the fair value hierarchy.  At September 30, YYYY, the market value of mortgage loans held for sale exceeded the cost of these loans; therefore, no fair value adjustment was necessary.

Impaired Loans
Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value.   These loans are collateral dependent and their value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy.  Increases in specific reserves for impaired loans resulted in a $XX million increase in the provision for loan losses during the year ended September 30, YYYY.  Partial charge-offs for loans impaired at September 30, YYYY were $XX thousand.

Foreclosed Real Estate and Repossessed Assets
Foreclosed real estate and repossessed assets are recorded at the lower of the principal balance of the loan or fair value of the property less estimated selling expenses.  Fair value is generally based on appraisals of the real estate or market prices for similar non real estate property and is considered to be Level 3 in the fair value hierarchy.  Partial charge-offs on foreclosed loans at September 30, YYYY, were $XX million.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

Original Comment Letter Item #20 - Considering the significant difference between your net loss and the cash provided by operating activities, please revise future filings to or tell us why you believe this information is not material for investors.

Response:

We have revised our most recent filing to provide this information. Please refer to the Condensed Consolidated Statements of Cash Flows on page 7 in the March 31, 2010 10-Q for details of the cash provided by operating activities.

Original Comment Letter Item #21 - Noting the relative short period of time between when you filed your Form 10-K for fiscal 2009 and the Form 8.-K you filed reporting the increased loan loss provision for the quarter ended December 31, 2009, please revise future filings to address the following:

a.	Please disclose and discuss the facts and circumstances underlying the apparent rapid further deterioration of your asset quality between the time you filed your 10-K and December 31, 2009.

b.
Please revise to disclose specifically when you began the monthly review process of delinquent commercial loans. Quantify the effect of the review on your provision and charge-offs in each period affected, as appropriate.

c.	Please revise to clarify what you mean by the disclosure that the monthly review process was initially (emphasis added) focused on delinquent commercial loans in excess of certain dollar amounts.

Response:

The following is on pages 41 and 58 of the March 31, 2010 10-Q:

During the six months ended March 31, 2010, the Company experienced higher levels of nonaccrual loans, charge-offs, and delinquencies.  Management continues to monitor and update reviews of the loan portfolios to determine where risk mitigation efforts will be deployed to assist in preventing or mitigating future losses.

The increase in loan delinquencies, credit losses, and nonperforming assets generally reflect the operating difficulties of individual borrowers resulting from weakness in the local economy; however, more recently the deterioration in the general economy, collateral values, in particular in the coastal areas of our markets, and individual borrower and guarantor financial positions

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

has become a significant contributing factor to the increased levels of delinquencies and nonperforming loans. Slower sales and excess inventory in the housing market has been the primary cause of the increase in delinquencies for residential loans, which represented 20.4% of our nonperforming loans at March 31, 2010.  Lack of demand for development projects contributed to the increase in nonperforming loans in the land portfolio, which was 46.3% of total nonperforming loans at March 31, 2010.  Slower leasing activities due to the economy was a primary factor in the increase in nonperforming loans in the commercial real estate loan portfolio, which was 15.4% of total nonperforming loans at March 31, 2010.

In order to appropriately monitor the risk in our loan portfolio, we have processes for regular loan reviews.  In addition to renewal reviews, we have a monthly problem loan review process which covers all commercial loans greater than $200 thousand and past due greater than 30 days, and all criticized and classified loans greater than $500 thousand.  Action plans to address the credit problems are presented, approved and monitored.  Also, due to the current economic conditions and deteriorating real estate values, during this fiscal year we have performed additional targeted reviews of the highest risk sectors of the portfolio, considered by management as commercial land, commercial real estate, and business loans.  These targeted reviews have focused on identification of potential losses and appropriately charging-off or reserving for those losses that become known and quantifiable during the period.  Management anticipates completing the targeted reviews by the end of the third quarter of our fiscal year, while continuing with our regular monthly loan monitoring process.

Please be advised that while the Company has had a regular ongoing loan review process, the frequency of regular loan reviews increased and the targeted loan review process of higher risk sectors of the commercial portfolio began in the fourth calendar quarter of 2009 as a result of the prolonged recession and continued significant market deterioration.  The increase in frequency of loan reviews enhanced the ability of the Company to identify and quantify impairments on loans necessitating charge-offs or specific reserves in the period the deterioration occurred.

A significant portion of the increase to the provision for loan losses for the first fiscal quarter of 2010, as disclosed in the Form 8-K filed on January 11, 2010, was related to one relationship with outstanding balances totaling approximately $14 million at December 31, 2009.  The relationship, consisting of loans on three coastal properties had been impaired since June 2009.  In December 2009, there was a potential buyer for the notes on all three properties with an anticipated closing date of December 18, 2009.  The loans were appropriately valued at September 30, 2009 utilizing their estimated realizable values based on the contract price.  However, subsequent to the filing of the Form 10-K, the contract was cancelled.  Accordingly, in the first fiscal quarter of 2010, the loans were written down further utilizing a current appraised value of the properties.  This write-down resulted in a charge to the provision for loan losses of $6.6 million.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

In addition, as a result of the regular and targeted loan reviews during the period, risk ratings on several large commercial loans were reduced to criticized/classified ratings due to updated financial information obtained on borrowers in December 2009 and January 2010.  Consideration of the change in risk ratings was included in the calculation of our Allowance for Loan Loss model for the first quarter of fiscal 2010 and, combined with other necessary adjustments to qualitative and quantitative factors in the model, contributed to $7.9 million of the provision for loan losses recorded in the first fiscal quarter of 2010.  Finally, the change in loan delinquencies in the first quarter of fiscal 2010, which increased from $35.5 million at September 30, 2009 to $43.1 million at December 31, 2009, factored into the additional provision specifically necessary during the period based on the allowance for loan losses model calculation.

Please refer also to the response to Item #10 below for additional information that we will include in future filings.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio, page 33

2.
We note your response to comment 2 in your letter dated March 25, 2010. We believe that the existing guidance requires you to estimate and account for your allowance for loan losses on a gross basis not considering the existence of the loss sharing agreement since there is no legal right of offset attached to the loan. For example, if you sold a covered loan, the purchasing bank does not obtain FDIC indemnification. Recoveries from the FDIC should also be recorded on a gross basis.

Additionally, based on your disclosure of the FDIC indemnification agreement, it appears that credit losses are shared with the FDIC. Therefore, since losses are only shared with the FDIC, it appears that any credit losses in excess of the nonaccretable difference would affect the net provision for loan loss.

Please revise future filings to clarify your policy for developing and recording the allowance for loan losses for these loans. To the extent that you are not developing the allowance on a gross basis, as indicated by your response, provide us an analysis of what the affect would have been on your accounting had you done so.

Response:

The Company is following the existing guidance ASC 310-30-35-10a.  Specifically, for subsequent evaluation of credit impaired loans acquired in the Cape Fear Bank acquisition, if

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

based on current information at the time of the subsequent evaluation, it is probable that we will be unable to collect all cash flows expected at acquisition, the loan will be considered as impaired for purposes of applying measurement and other provisions of ASC 450-20 or ASC 310-10-35 as applicable.

To date, our initial estimate of the value of credit impaired loans acquired has been accurate with no significant losses incurred which were not anticipated in the initial valuation.  In accordance with the existing guidance, such subsequent losses would be accounted for on a gross basis.  The following is the policy disclosure from page 10 of the March 31, 2010 10-Q:

Adjustments to loan values in future periods may occur based on management’s expectation of future cash flows expected to be collected over the lives of the loans.  If based on the review, it is probable that a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, the remaining valuation allowance established for the loans is reduced for the increase in the present value of cash flows expected to be collected.  If based on the review, it is probable that a significant decrease in cash flows previously expected to be collected or if actual cash flows are significantly less than cash flows previously expected, the allowance for loan losses is reduced for the decrease in the present value of the cash flows expected to be collected.

In addition to the above, the following disclosure will also be added to future filings:

“For assets covered under the FDIC Indemnification Agreement, loans are considered in the calculation of the Allowance for Loan Losses as previously discussed.  Loans determined to be impaired and related credit losses incurred subsequent to the initial measurement of the loan valuation and FDIC Indemnification Agreement appropriately affect the provision for loan losses and the allowance in that period.  Related changes to the FDIC Indemnification Agreement will be presented net in the provision for loan losses.”

Further economic downturns may adversely affect your investment securities portfolio and profitability, page 35

3.
Based on your response to comment 3 in your letter dated March 25, 2010, it appears that you are measuring and separating the OTTI into amounts representing credit loss and amounts related to other factors.  Please revise your disclosure in future filings to clarify that OTTI attributed to credit is recorded in earnings while OTTI attributed to noncredit factors is recorded through OCI as applicable and to clarify to clarify that the entire amount of OTTI that was identified is not al1 credit related.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

Response:

The following is the policy disclosure from page 17 of the March 31, 2010 10-Q:

To determine which individual securities are at-risk for other-than-temporary impairment, the Company considers various characteristics of each security including, but not limited to: the credit rating; the duration and amount of the unrealized loss; and any credit enhancements.  The relative importance of this information varies based on the facts and circumstances surrounding each security, as well as the economic environment at the time of assessment.  As a result of this security level review, the Company identifies individual securities believed to be at risk for other-than-temporary impairment, which are evaluated further by analyzing the performance of the security and other qualitative factors.  These securities are evaluated by estimating projected cash flows based on the structure of the security and certain assumptions, such as prepayments, default rates, and loss severity to determine whether the Company expects to receive all of the contractual cash flows as scheduled.  The Company recognizes an other-than-temporary impairment credit loss when the present value of the investment security’s cash flows expected to be collected are less than the amortized cost basis.

In addition to the above, the following disclosure will be added to future filings:

“OTTI attributed to credit is recorded as a charge against current earnings, while OTTI attributed to noncredit factors is recorded as a charge against Other Comprehensive Income.  The detail of the components of OTTI is presented in Note [X].”

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 83

4.
We note your response to comment 9 in your letter dated March 25, 2010. Please provide us a draft of your corrected Statements of Stockholders' Equity and Comprehensive Income as of September 30, 2009.

Response:

Please refer to Attachment – Item 4.

Note 5. Securities, page 97

5.	We note your response to comment 11 in your letter dated March 25, 2010. Based on the guidance in ASC 320-10-35-33f through 33i, we believe you must consider the

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

specific credit characteristics of the collateral underlying each individual security to measure credit loss for your OTTI analysis. Your response does not provide sufficient evidence that your current methodology of simply using twice the historical default rate is consistent with the guidance.  Please tell us and revise future filings to clarify how your credit loss measurement methodology complies with the relevant accounting literature.

Response:

The Company believes that we comply with the current guidance of evaluating the specific credit characteristics of the individual collateral underlying each security of our Collateral Debt Obligation (“CDO”) pools.  The longer the current recession continues, the higher the probability that economic stress will impact the individual issuer institutions of the trust preferred securities comprising the underlying collateral.  Accordingly, we review the underlying trust preferred securities collateral of each CDO security and determine whether the underlying trust preferred security was current, in a deferral of interest period or in default as an initial factor for valuation of the CDO.  Based on results experienced during the last several years of the economic downturn and financial crisis, we assume that collateral in default has a 100% chance of loss, while those in deferral status have an 85% chance of a permanent write-down, versus those that are current.

Further, based on historical trends and current economic conditions, we assume that there is a probability of the individual issuer of the underlying trust preferred collateral which is current nonetheless going into a distressed status.  We calculated this probability by comparing the number of bank failures to the number of FDIC institutions during the period from 1934 – 2008 resulted in an annual average default rate of 36bps.  We then analyzed the last 27 years (1984 – 2010) which has been the most dramatic period for defaults in recent history, and determined an average default rate of 80bps.  Based on this more recent trend, we believe that a reasonable assumption of the estimate of future losses given the length and severity of the current recession would be twice the historical loss rate, or 72bps.  The factor is only applied to individual underlying trust preferred security collateral in each CDO pool that is current.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

6.
We note your response to comment 11 in your letter dated March 25, 2010 in which you state that had you used the "Texas ratio" methodology to measure credit loss, credit-related OTTI would have been $1.5 million less than the amount actually recognized during the quarter ended December 31, 2009. We also note that you recorded only $494 thousand in credit-related OTTI in your income statement for the quarter ended December 31, 2009. Please clarify how you calculated the $1.5 million difference and explain how it relates to the $494 thousand· recognized during the quarter. Also, tell us what the net loss per common share available to common shareholder's - diluted would have been had you used the "Texas ratio" methodology for the quarter ended December 31, 2009 and whether you think the difference is material.

Response:

Please note that the $1.5 million change referenced in our response letter dated March 25, 2010 was not the change in the OTTI charge for the period, but was the change in value based on the difference in calculation as described in that response under Item #11.

The table below demonstrates the reported CDO values and the revised values if the alternate methodology had been applied.  The recorded OTTI charge is presented as well as the alternate OTTI charge that would have resulted from the alternate value if that methodology had been applied.  The total OTTI charge for the quarter ended December 31, 2009 was comprised of $235 thousand on CDOs and $259 thousand on CMO securities.  The difference in the OTTI charge utilizing the alternate methodology was considered nominal at $89 thousand pretax (approximately $54 thousand after tax).  Accordingly, the Company believes that the current methodology is appropriate and will continue to be used as the primary calculation methodology.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

Security Description	Par Value	As Reported Value December 31, 2009	Alternate Value December 31, 2009 (1)	Change	OTTI Recorded for QE December 31, 2009	Alternate OTTI for QE December 31, 2009 (2)

MEZZANINE NOTE PREF	$1,000,000	$424,963	$412,012	($12,951)	$85,266	$98,217
ALESCO B1 144A	1,000,000	676,900	810,900	134,000	-	-
PRETSL VI	814,479	714,059	718,859	4,800	52,224	47,424
TPREF2AB	1,000,000	784,900	817,000	32,100	30,500	-
US CAP FUND III	1,000,000	306,200	719,500	413,300	-	-
PRETSL XII	1,000,000	784,899	884,220	99,321	54,113	-
MMCAPS FDG XVIII	1,000,000	178,600	494,600	316,000	-	-
ALESCO 2A B1	1,000,000	371,100	843,700	472,600	-	-
MMC2003-9A B1	1,000,000	612,500	645,500	33,000	-	-

	8,814,479	4,854,121	6,346,291	1,492,170	222,103	145,641

Total other non-other than temporarily impaired CDOs	4,110,938	4,098,215	4,110,938	12,723	12,723	-

TOTAL CDOs	$12,925,417	$8,952,336	$10,457,229	$1,504,893	$234,826	$145,641

Add: OTTI charges on CMOs					259,339	259,339

Total OTTI charges					$494,165	$404,980

(1) - The revised value at December 31, 2009 assumes using the "Texas Ratio" calculation (described above) on the CDOs determined to be other-than-temporarily -impaired.
(2) - The revised OTTI charge for the quarter ended December 31, 2009 is determined based on the revised calcualtion of amortized cost on the CDOs determined to be other-than-temporarily -impaired as described above.

December 31, 2009 Form 1O-Q

Note 7.  Investment Securities, page 15

7.
We note you decreased the prepayment rate used in your fair value and credit loss measurements for your CDO's from 2% at September 30, 2009 to 1% at December 31, 2009.  Please tell us in detail and revise future filings to disclose why you revised this assumption and explain the effect it had your fair value and credit loss measurement.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

Response:

The assumption for prepayment speeds and other valuation measurements are periodically evaluated to determine ongoing appropriateness given changing circumstances and factors.  Based on results of the current recession, the creditworthiness of the entire banking industry has been downgraded.  Trust preferred instruments that were issued before the financial crisis are a relatively low cost source of capital as compared to the higher cost alternatives to capital now available in light of the current economic conditions.  As a result, we believe the issuers of these trust preferred securities are less likely to prepay these instruments due to the higher cost which would be incurred.  This belief is reflected in the reduction in the prepayment speed assumption which we respectfully submit is appropriate.  Please note that the decrease in prepayment rate for 2% to 1% from September 30, 2009 to December 31, 2009, respectively, resulted in a nominal reduction (approximately $30,000 after tax) of estimated OTTI charges.

8.	Please revise future filings to disclose the total other-than-temporary impairment recognized in accumulated other comprehensive income. Refer to ASC 320-10-50-2.

Response:

Please refer also to the response for item #3 above.

In addition to the above, the following disclosure will be added to future filings:

“OTTI attributed to credit is recorded as a charge against current earnings, while OTTI attributed to noncredit factors is recorded as a charge against Other Comprehensive Income.  The detail of the components of OTTI is presented in Note [X].”

9.
Please revise the column headings in the table on the top of page 19 to more clearly describe the amounts included in the column.  For example, replace OTTI with credit OTTI, or something similar, since it appears the amounts in the column represent credit losses recognized through earnings.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

Response:

Following is proposed revised table within the Investment Securities footnote:

	Amortized Cost	Fair Value	OCI	Credit- Related OTTI	AAA	AA	A	BBB	Below Investment Grade
Private Label / CMO	$ 318.0	$ 327.7	$ 5.9	$ (1.1)	$213.7	$14.2	$23.5	$38.9	$ 37.4
100% Bank Trust Preferred CDO	8.3	4.4	(2.4)	(4.6)	-	-	-	-	4.4
Corporate debt and other investments	6.4	6.0	(0.2)	(1.1)	-	-	1.0	2.0	3.0
Agency MBS	95.7	98.8	1.9	-	-	-	-	-	-
Agency CMO	7.7	7.9	0.1	-	-	-	-	-	-
Treasury / Agency	2.1	2.1	-	-	-	-	-	-	-
Municipals	22.0	23.6	-	-	4.1	10.0	7.6	-	1.9

Total	$ 460.2	$ 470.5	$ 5.3	$ (6.8)	$217.8	$24.2	$32.1	$40.9	$ 46.7

Form 8-K filed April 27, 2010

10.
Please refer to our comments on your Form 10-Q for the period ended December 31, 2010 in which we ask for revised disclosures discussing the deterioration of your loan portfolio in the first quarter such that the provision for the allowance was so significant and address the following:

•
As noted above, we request drafts of your proposed revisions to future filings in response to our comments. We expect those draft disclosures to address the further deterioration of your portfolio in the second quarter, which resulted in another significant provision.

•
Please revise to disclose how you determined that the allowance for loan losses was adequate at each balance sheet date considering the on-going detailed review of your portfolio that you are performing and the significant charges that are resulting from it. We note that the review has not concluded and that significant charges will, based on results to date, likely occur in the third quarter.

•
Please revise to clarify how you determined that none of the significant losses recorded in the preceding quarters as a result of your detailed review existed in prior periods and that the methodology you used in prior periods adequately indentified and measured loan losses at each balance sheet date.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

•
Please ensure that your proposed revisions address the continued deterioration of the allowance for loan losses as a percentage of nonperforming loans into the second quarter and the trends it depicts, considering the results of your on-going review, the significant provisions recorded in recent quarters, etc.

Response:

Please refer also to the response under Item #1 above for “Original Comment Letter Item #21.”

In light of the continued prolonged recession, the Company appropriately revised its policies during the quarter ended December 31, 2009 to increase the frequency of ongoing problem asset reviews.  Accordingly, all commercial loans greater than $200 thousand and past due greater than 30 days, and all criticized and classified loans greater than $500 thousand are now reviewed on a monthly basis.  These loan reviews include an analysis of the appropriate risk rating, borrower’s financial condition and global cash flows, and also include an updated appraisal if the loan is considered impaired or if the Company has reason to believe that the collateral value has deteriorated based on market comparables or other knowledge of the property.

The continued deterioration of the coastal real estate values during the latter part of 2009 and into 2010 (the first and second quarter of the Company’s 2010 fiscal year) contributed to deterioration of both our borrowers’ financial condition and collateral values as evidenced by the current appraisals we obtained as a part of our ongoing loan reviews.  Please also refer to our response to Item #1 (original Comment Letter Items #6, #7 and #8) related to the Company’s policies for evaluation of impairment and appraisals.

Based on the identification of potential problems, driven primarily by delinquent payments, lack of communication from borrowers, change in condition of collateral and/or circumstances leading management to infer a deterioration of collateral value or borrower financial condition, the Company’s policy is to perform an updated review of the loan and obtain current financial information and appraisals for collateral-dependent loans.  Accordingly, specific reserves or charge-offs to write down collateral-dependent loans were appropriately recognized in the first and second quarters of fiscal 2010 as such losses occurred.

Although the Company has augmented its regular loan review processes with additional reviews in higher risk sectors of the portfolio, these reviews continue to be a part of our ongoing review process.  Based on our policies and procedures, management believes that

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

the allowance for loan losses was adequate for each period reported based on the current information, loan risk ratings, and other factors available at the time.

The following are examples of loan value deterioration noted during the periods questioned in your comment letter.  These examples reflect market conditions and factors experienced during the period and demonstrate the Company’s process for timely identification of losses and appropriate recognition of such when they occur.

•
Three loans totaling $9.4 million originated between 2005 and 2007, for large tracts of investment land, and were interest only, with the primary source of repayment as sale of property. The secondary source of repayment was borrower income and liquidity. In January 2010 in conjunction with a regular review of this loan, the Company determined that the borrower’s liquidity and cash flow would not be sufficient to service debt upon maturity based on communications and current year end financial information provided by the borrower.  Further, reliance on the primary source of repayment came into question as lots remained unsold and the market comparables in the area obtained in early 2010 indicated that collateral value deterioration had occurred.  At this time, all loans were determined impaired and placed on nonaccrual, with updated appraisals ordered.  Upon receipt of the new appraisals in February 2010, partial charge-offs were made on each loan, for a total of $2.6 million in the second quarter of fiscal 2010.

•
Loan originated for $10.4 million in December 2005 for the purchase of three ocean front hotels.  The loan was interest only and primary source of repayment was future construction loans for conversion to condos.  The secondary source of repayment was sale of property and guarantor liquidity, which was significant at origination in 2005.  Principal reductions were made periodically into January 2010 from the borrower’s personal liquidity, at which time days delinquent increased and the borrower attempted to negotiate reduced payments as his personal liquidity had deteriorated greatly.  In January 2010, current global cash flows of the borrower were reviewed and an updated appraisal was ordered to determine current collateral value.  Based on the past due status of the loan and lack of personal liquidity of the borrower, the loan was determined impaired in March 2010 and a specific reserve was established against this loan for $7.2 million during the second fiscal quarter of 2010 based on an updated liquidation value appraisal net of estimated selling costs.

•
Loan originated for $4.1 million in 2007 and was interest only for the two-year term. Original source of repayment was cash flow from operations; the secondary repayment source was from the sale of property.  Upon maturity in October 2009, the borrowers informed the Company that they were unable to service the debt on an amortized loan term from current cash flow and, due to the market decline, the second source of repayment was unlikely.  At that time, the loan was determined to be impaired a specific reserve of $1 million was recognized for the first fiscal quarter of 2010 based on an initial market valuation estimate obtained pending receipt of a full appraisal, which was ordered in November 2009.  There was a significant delay in receiving the appraisal, due to

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

impediments from the borrower causing delays and difficulty for the appraiser completing the engagement with accuracy and complete information.  The updated appraisal was received in February 2010 with an additional reduction in value, resulting in a partial charge off for the second quarter of fiscal 2010 of $2 million.  The partial charge-off impacted the provision for the quarter based on the need to increase the allowance for loan losses after the model was calculated as of March 31, 2010 quarter end.

In addition to the regular ongoing loan reviews and monthly problem asset reviews to identify losses as they incur, the Company also conducts quarterly Allowance for Loan Loss (“ALL”) review meetings with members from Credit Administration and Accounting Departments to ensure losses are recognized and recorded in the appropriate period and based on the best information available at that time.  The meeting is conducted prior to periodic regulatory report filing (Form 10-Q and Form 10-K) to ensure that all losses incurred have been identified and recognized in the appropriate period.  Impaired loans, watch list loans, loans charged-off subsequent to quarter-end or year-end closings, and other relevant factors are reviewed in detail by this ALL Committee.  Management believes that methodology employed is appropriate and adequate to ensure that loan losses are identified and measured properly at each balance sheet date.

Please refer also to our response for item #1 (original Comment Letter Item #6) for discussion of the allowance as a percent of nonperforming loans.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (843) 529-5456 or bbettendorf@firstfederal.com.

Sincerely,

/s/Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President & Chief Financial Officer

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
June 4, 2010

Attachment – Item 4

FIRST FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands)

							Accumulated Other Compre- hensive Income / (Loss)
					Additional Paid-in Capital
	Common Stock		Preferred Stock			Retained Income		Treasury Stock
	Shares	Amount	Shares	Amount				Shares	Amount	Total
Balance at September 30, 2008	16,622	$ 166	-	$ -	$58,338	$244,327	$ (15,966)	4,930	$(103,387)	$183,478
Net income						29,320				29,320
Other comprehensive income:
Unrealized net gain on securities
available for sale,
net of tax of $12,678							19,914			19,914
Change related to employee
benefit plans, net of tax of $9							(15)			(15)
Total comprehensive income										49,219
Common stock issued pursuant
to public offering	4,194	42			60,596					60,638
to stock option and
employee benefit plans	19				874					874
Stock option tax benefit					11					11
Issuance of preferred stock and warrants			65	1	64,999					65,000
Accretion of preferred stock					431	(431)				-
Cash dividends
Common stock ($.405 per share)						(4,732)				(4,732)
Preferred stock ($.05 per share)						(2,663)				(2,663)
Cummulative effect of adoption
of FASB ASC 320						1,178				1,178
Reversal of cummulative effect of adoption
of FASB ASC 320 due to
realized credit losses						(1,178)				(1,178)
Treasury stock purchased								8	(176)	(176)
Balance at September 30, 2009	20,835	$ 208	65	$ 1	$185,249	$265,821	$ 3,933	4,938	$(103,563)	$351,649